

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2011

Via E-mail
Stephen L. Moreno
Chief Executive Officer
SKM Media Corp.
6001 Broken Sound Parkway NW
Suite 510
Boca Raton, FL 33484

> **Re: SKM Media Corp.**
> **Registration Statement on Form S-1**
> **Filed October 14, 2011**
> **File No. 333-177329**

Dear Mr. Moreno:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that the shares being registered for resale will represent all of your outstanding common shares held by non-affiliates upon conversion of your outstanding convertible notes. Furthermore, due to the relatively short period that the selling stockholders have held the shares, it appears that the selling stockholders may be acting as conduits for the company in an indirect primary offering. If the offering is a primary offering, you must fix the offering price of the securities for the duration of the offering and identify the selling stockholders as underwriters on the prospectus cover page. In the alternative, provide an analysis of why you believe this is not an indirect primary offering, taking into consideration each of the factors identified in Securities Act Forms Compliance and Disclosure Interpretations 214.02, available at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm, as well as any other factors you deem relevant.

Prospectus Summary, page 3

2. In the subsection entitled "Other Pertinent Information," please disclose your website address, if applicable.

Risk Factors, page 5

3. Please provide risk factor disclosure regarding the apparent lack of experience of your officers and directors in running a public company that is reporting company with the Securities and Exchange Commission.

A substantial portion of our revenues is generated from a limited number of clients…, page 7

4. We note that two of your customers accounted for over 64% of your outstanding accounts receivable as of December 31, 2010 and 62% of your total revenues for 2010. Please disclose the names of your two largest customers here and in your Management's Discussion and Analysis of Financial Condition and Results of Operations.

The market in which we participate is intensely competitive…, page 8

5. We note your statements that you have increased your marketing efforts to "LBs" and that increased hiring efforts by your competitors might affect your ability to meet your "IMC" hiring targets. Please provide definitions for the terms LBs and IMC. Moreover, please try to avoid using technical jargon throughout your prospectus, such as referring to industry and client verticals.

If we do not adequately protect our intellectual property rights…, page 12

6. Please revise this risk factor to reflect that you do not currently have any patents.

We rely on Internet bandwidth and data center providers…, page 13

7. Please disclose any material disruptions in service you have experienced in the last 12 months. In addition, we note your disclosure in the last sentence that service disruptions could "give rise" to obligations to certain customers. To the extent your service agreements require you to reimburse or indemnify your clients for losses related to disruptions in service, please describe that risk in a separate risk factor.

We could lose clients…, page 13

8. Tell us the nature of your relationships with web publishers and how they are entitled to your share of revenue. Please disclose, in a note to the financial statements, the timing of the cost or adjustment to revenue and your basis for measurement and presentation.

<u>We have not voluntarily implemented various corporate governance measures…, page 14</u>

9. We note your statement that you have not adopted a code of ethics; however, you filed a code of ethics as an exhibit to your registration statement. Please reconcile.

<u>Dilution, page 16</u>

10. Please revise your disclosure to reflect the issuance of common stock upon conversion of your 5% convertible notes upon effectiveness.

<u>Issuance of Shares of Common Stock to Selling Stockholders, page 17</u>

11. The heading to this subsection concerns the issuance of shares of common stock to selling shareholders, but it discloses all issuances of your securities since your inception. Please clarify which shareholders are offering shares and in what transactions they received the shares. Indicate the nature of any position, office, or other material relationship which any selling security holder has had within the past three years with the company or any of its predecessors or affiliates. Refer to Regulation S-K Item 507.

12. Please provide the closing date of the placement of the 5% convertible notes. To the extent there were multiple closings, please provide the period during which the notes were offered. Also disclose the number of people to whom you issued the founders shares and the number of shareholders of SKM Media Group to whom you issued shares pursuant to the Shares Exchange Agreement. Provide corresponding revisions to your disclosure regarding these transactions under Recent Sales of Unregistered Securities on page II-1.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23</u>

13. Please provide the basis for your statement that you "have proven your services lower client acquisition costs, increase the overall spend of client initiative, creating more loyal and profitable clients."

14. Please explain your statement that you believe that proceeds from your "2011 initial public offering" will contribute to your funding for your expansion activities.

<u>Revenue Recognition, page 25</u>

15. Please expand your disclosure to state why the fixed nature of the selling prices of the products delivered and the collectability of those amounts are based on management's judgment and how you met the applicable revenue recognition criteria under SAB 104. Additionally, please clarify what you mean by "qualified leads" as defined in your

agreements. Provide corresponding revisions to your disclosure under Revenue Recognition on page F-8 in response to comments 15-17.

16. Please tell us the nature of the operating expenses deferred.

17. Please expand your revenue recognition policy to describe the timing of the recognition and basis of measurement for revenue from platform sales which generally require several months. Please also address the related cost of revenue. In this regard, we also note that clients prepay all costs in advance.

Results of Operations, page 26

18. Your discussion regarding your results of operations should not consist merely of a broad explanation of your business operations. You should provide an analysis of your performance that addresses the underlying reasons for changes in your period-to-period performance. For example, your revenue increased over 1,833% in 2010 from 2009; however, you do not provide an analysis of the underlying factors that contributed to the increase. This analysis should include a discussion of key variables and financial measures management is utilizing in managing the business. These variables may be non-financial in nature or may represent industry specific metrics. For example, you should not merely state that the increase in revenues and costs is due to an increase in scale of your operations and implementation of your direct mail activities in 2010. Rather, the contribution of these recent activities to your increase in total revenues should be quantified to the extent possible, and you should provide insight into the underlying business drivers or conditions that contributed to these changes.

    For further guidance, please refer to Item 303 Regulation S-K and the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operation on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

19. Provide a discussion of factors that contributed to the period-to-period changes in net income in each period presented.

Liquidity and Capital Resources, page 28

20. Please provide your analysis of whether your current capital resources are sufficient to fund your operations over the next 12 months. This analysis should address your current working capital deficit and net losses from operations through the first six months of 2011.

21. We note your disclosure on page 29 regarding your payment of dividends in 2010 and 2009. On pages 21 and 15, you disclose that you have not paid any dividends to date and do not plan to pay dividends in the future. Please reconcile this disclosure by stating that

SKM Media Group paid dividends and explaining why the company, which has acquired SKM Media Group, does not intend to do so.

22. We note your statement that you are in compliance with all of your debt covenants. Please file a copy of your outstanding loan agreements as material contracts pursuant to Item 601(b)(10) of Regulation S-K.

23. In light of the costs of the offering, the payment of additional dividends subsequent to the balance sheet date, and reduction in deferred revenue/customer advances, please revise your disclosure to reassess the sufficiency of funding for your expansion activities.

Business, page 30

24. Please revise your disclosure to clarify the following:

- your number of current clients;
- how you help "centralize and streamline" marketing initiatives for your clients; and
- how much of your business is derived from "clicks" and how much is prepaid.

25. It appears that a majority of your revenues are derived from direct mail services. Please disclose the percentage of revenues you generated from direct mail services in the last two fiscal years and most recent interim period. Revise your disclosure throughout your business section to discuss in more detail this aspect of your business.

Clients, page 32

26. Please expand your description of your Internet marketing contracts to disclose the material terms of such agreements, including any indemnifications provisions.

Sales and Marketing, page 33

27. To the extent applicable, please disclose the terms of any variable compensation programs applicable to your sales and marketing employees.

Our Technology, page 33

28. Please expand your disclosure regarding the development of your proprietary platform and how it is differentiated from other, off the shelf online marketing software or from offerings by your competitors.

29. Tell us how the costs of developing your proprietary platform are reflected in your financial statements.

Government Regulation, page 34

30. Please discuss in more detail the government regulations that apply to your business operations and how the regulations affect how you do business.

Legal Proceedings, page 34

31. Please disclose the deadline for filing your response to the complaint filed by Experian.

Management, page 35

32. Please identify the promoters and control persons of the company, including when the company was a blank check company. Provide the disclosure regarding the promoters and control persons required by Regulation S-K Item 401(g).

Background of Executive Officers and Directors, page 35

33. Please revise each executive officer's and director's biography to provide the dates of that person's principal occupations and employment during the past five years.

34. Please clarify your statement that John Lesnik was a founder of SKM Media Group in light of the fact that Mr. Lesnik joined SKM Media Group in September 2009. As appropriate, revise the disclosure regarding the specific experience, qualifications, attributes or skills that led to the conclusion that the Mr. Lesnik should serve as a director for the company.

Employment Agreements, page 36

35. Please file copies of your employment agreements with Messrs. Moreno, Minsky, Johnson and Lesnik as material agreements pursuant to Item 601 of Regulation S-K.

Certain Relationships and Related Transactions, page 37

36. Please provide the disclosure required by Regulation S-K Item 404(d) for the last two fiscal years.

37. Please provide the disclosure required by Regulation S-K Item 404(c) regarding promoters and certain control persons, including when the company was a blank check company.

38. Please describe the material terms of the transaction whereby SKM Media Group initially issued promissory notes to your affiliates. In addition, please disclose the largest aggregate amount of principal outstanding, the amount of principal, if any, paid, and the amount of interest paid on these loans pursuant to Item 404 of Regulation S-K.

39. Tell us why the $436,749 in dividends are not reported in Note 8 on page F-22 and why you did not accrue a liability for dividends payable in the financial statements.

Executive Compensation, page 38

40. Please also provide executive compensation disclosure for the company prior to its acquisition of SKM Media Group.

Legal Matters, page 40

41. We note that Mr. Fleming purchased 333,333 shares of common stock for $10. This purchase appears consistent with the issuance of 3,333,333 shares for $100 to the founders of the company. If Mr. Fleming is a founder of the company, please disclose this fact.

42. Please disclose that Mr. Fleming's shares are being registered for resale pursuant to this prospectus.

Security Ownership of Certain Beneficial Owners and Management, page 39

43. It appears from information provided in the selling stockholder table on page 17 that Nobis Capital Advisors Inc. should be listed in the beneficial ownership table on page 39 as a more than five percent beneficial owner of the company's shares. Please advise.

Financial Statements

Consolidated Balance Sheets, page F-13

44. Please include a column that gives pro forma effect to the conversion of the 5% convertible promissory note into 1,666,667 shares of common stock. Additionally, include a capitalization table elsewhere in the document to include such pro forma presentation. We note on page 4 that such shares are included in your offering and the 5% notes automatically convert on the effective date of the prospectus.

2. Income Taxes, pages F-9 and F-18

45. Please present the pro forma tax and basic and diluted income (loss) per share on the face of the consolidated statements of operation on pages F-4 and F-14.

<u>5. Revolving Line of Credit, page F-21</u>

46. We note on page F-15 that your net borrowings against your revolving line of credit were captioned "Borrowings on Convertible Notes Payable." Please disclose the conversion terms of your convertible revolving draw secured promissory note.

<u>Signatures, page II-4</u>

47. Please have an officer sign the registration statement as your Principal Financial Officer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Staff Attorney, at (202) 551-3268, Kathleen Krebs, Special Counsel, at (202) 551-3350 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs for

Larry Spirgel,
Assistant Director

cc: Stephen Fleming, Esq.